INVEST IN **PAPA JOHN'S CENTRAL EUROPE**

Fast-growing Papa John's franchise with exclusive rights in Russia, Poland, & Germany


PAPA JOHN'S CENTRAL EUROPE
WATCH OUR VIDEO:
PIZZA
PAPA JOHN'S
PJ WESTERN
RETAIL INVESTMENTS

Highlights

Highlights

1. Exclusive rights to Papa John's markets totaling 260+ million—nearly 80% of the U.S. population
2. Massive market including 3 of the top 7 pizza markets in the world
3. Proprietary, patent-pending IT platforms for online sales, driver tracking, & quality control
4. Steady double-digit YOY growth & one of the highest average check in the world (Germany)
5. Key partnerships include Microsoft, WWF, 20th Century Fox, Yandex, and many more
6. Market potential for 5X current store portfolio~1,500 locations + Asset light, IT focused development model

6. Market potential for 5X current store portfolio~1,500 locations + Asset light, IT focused development model

7. Diversified income streams: sub-franchise royalties, equity-owned restaurants, dough and ingredients, and IT fees
8. Exciting lineup of partners includes NHL legend Alexander Ovechkin

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Our Team



Christopher Wynne

Head of Papa John's in Russia, CIS countries, and Poland, Chris has led PJ Western to double-digit growth for the last 12 years straight. He has a BA in economics from Northwestern and an MA in international affairs from George Washington.

> The pursuit of adventure and great pizza led me to this business. I started my career thinking I was going to be a banker but ended up delivering pizza (in Moscow no less) and I couldn't be happier!



Danilo Lange

Danilo is a leader in worldwide brand management with nearly 25 years of experience in advertising



and marketing. He established the Russian subsidiary of Red Bull GmbH Austria, and created a national distribution network.



Grzegorz Ziarek

Warsaw School of Economics alum with a decade at Domino's Pizza Central Europe, 5 years with international hotel chains like Hilton and Intercontinental, and extensive experience in operations, marketing and sub-franchisee business.



Frithjof Heinz

Has 16 years of experience in international wholesale and retail, and 7 years as regional director at Europe's largest electronic retail chain. Retail management and business-development pro.



Rinat Zakirov

Two decades as a finance director implementing ISO and ERP systems and managing company assets, financing, and operating activities. MA in finance from Russia's esteemed Academy of National Economy.



Karina Martynova

Started as supply manager with Papa John's 15 years ago and never left! Vast experience overseeing business and management relationships and a graduate of the Moscow Agriculture Academy.

Our Story


THE LARGEST PAPA JOHN'S
FRANCHISE IN THE WORLD

Central and Eastern Europe hold 3 of the world's top 7 pizza markets—all 3 incredibly undersupplied and growing rapidly. With proprietary, patent-pending IT, a vast existing system of assets, and a supply chain covering 7,500 km², PJ Western is poised to capture a huge slice of this new market.


200+ existing locations
Average CAGR of 30% for 12 years
300+ more stores planned within 2 years
Exclusive rights to 260 million+ market
PIZZA
PAPA JOHN'S
BETTER INGREDIENTS.
BETTER PIZZA.


...IN THE WORLD'S MOST
UNDERSATURATED MARKET

In the U.S., there's one branded pizza restaurant for every 10,000 people. In Germany, that number is 40,000, and in Russia—140,000. The market is ripe, and there's a fast-growing need for high-quality pizza that is delivered efficiently, affordably, and sustainably.


Great Growth Potential in
Population per Branded


Pizza
UNITED STATES 10,000 PEOPLE
GERMANY 40,000 PEOPLE
RUSSIA 140,000 PEOPLE
= 5,000 People


OUR TRACK RECORD
SPEAKS FOR ITSELF

PJ Western boasts a reliable revenue growth at 31.2% CAGR over the last 12 years, and our growth hasn't been slowed down by recessions or even a global pandemic!


Proven Track Record
12 years of consistent year on year revenue growth (RUR)
Papa John's Interational Franchise of the Year
2014 & 2017
Historical Annual
12 Year CAGR
31.2%
Historical System Sales (million on RUR)
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020


GLOBAL
SUPPLY CHAIN

Our contiguous supply chain includes a vast network of restaurants and production facilities and covers over 7,500 km², spanning from Germany across the world's largest country—Russia. An existing infrastructure and established brand dominance here allows a rapid expansion into large parts of Central Europe.


PJ Western Supply Chain Extends 7,500km²
PJ Western 2021 Geographic Footprint
RUSSIA
GERMANY
POLAND
BELARUS
SLOVAKIA
MOSCOW
KAZAN
SAMARA
KAZAKHSTAN
KYRGYZSTAN


EMERGING MARKET
PIZZA PIONEERS

PJ Western's impressive history boasts proven experience breaking into multiple new markets while generating record-breaking sales, and a team well-versed in leveraging existing assets to capture new markets efficiently.


Throughout its whole history, PJ Western is developing and entering new markets
Franchisee restaurants
Buying a business by the current owner
Opening of the first store in Belarus
The stores in Kyrgyzstan and Kazakhstan
Acquisition of UNO in Germany
Opening of the first store in Poland
Opening of the first store in Russia
Opening of the first franchisee store
COVID
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
1 3 3 3 4 7 9 1 19 26 32 37 43 55 62 85 147 120
1 1 2 4 14 20 28 38 51 74 99
Total
1 3 3 3 4 7 9 15 20 28 36 51 63 83 100 142 221 219 (1)
1. Projected number at the end of 2020.


ALL STAR
PARTNERSHIPS

Household names across the world are choosing to partner with and represent PJ Western. Partnerships include Microsoft, WWF, 20th Century Fox, Reebok, VIASAT, NHL legend Alexander Ovechkin, and NBA player Andrey Kirilenko.


Our partnerships include...
MARKS & SPENCER
yoga
FHM
STOPGAME
Taxi
X-MEN
payonline.ru
hh.ru
Билайн
wikimart
Альфа-Банк
VIASAT
КиноПоиск
AMEDIATEKA
Вера
@mail.ru
ПРОЕКТ АРМАТА
WWF
YES!
кораблик
Reebok
Microsoft
ökko
ЧЕМПИОНАТ
RED 2
And we're partnered with NHL legend Alexander Ovechkin & former NBA player Andrey Kirilenko...
Alexander Ovechkin
Andrey Kirilenko


EXPONENTIAL GROWTH
IN EUROPE

Russia, the world's largest country with a population of 140 million people, holds a massive market potential as the demand for fast-food delivery here grows at a staggering 30% annually. PJ Western estimates to capture 40% of the total market thanks to existing infrastructure, brand dominance, and limited international pizza brand competition. *Forward looking projections can't be guaranteed.*


Existing Infrastructure supports continued growth in Russia...
Key Market Highlights
Largest population in Europe
15 cities with over 1mm people
Established brand dominance
30% annual growth for fast food delivery market
Potential New PJ Western Stores
Market Potential
Identified White Space
Estimated potential of 2,500 more pizzerias across Russia, with PJ Western being able to capture 30-40% of the market
Limited international pizza brand competition; Domino's and Pizza Hut currently only operate 146 and 59 stores, respectively
PJ Western Strategy
Approximately 85% delivery allows for opening of "dark stores," increasing profitability of each store(1)
Franchising in regions allows for additional 400 or more new stores over next 7-10 years
Fee-based model generates revenue from website, payment systems and sale of ingredients
149
115
336
Total market in Russia potential gives opportunity to open at least 600 stores within 5-7 years.
Based on test dark stores currently in operation in Moscow


EXCLUSIVE RIGHTS TO
KEY EMERGING MARKETS

Continued growth in the Russian market enables the rapid expansion into Poland and Germany, both highly underdeveloped markets, with the latter boasting the highest European income per capita and the 4th highest pizza consumption in the world. Capturing these markets allows even further expansion.


1200+ Store Potential in Central Europe
Including exclusive rights to...
Germany
4th largest consumer of pizza globally
Poland
8th largest European country
(Dough Production already in operation in Warsaw)
And in discussions to secure rights to...
Czech Republic
Slovakia


IT & LOGISTICS
ASSETS ESTABLISHED

Proprietary, patent-pending IT assets include a well-established infrastructure of web and app platforms, and an innovative, unprecedented quality-control system. The existing supply chain spans 7,500 km² and includes dough production and quality control at a 10-50% gross margin.


Leveraging Existing Assets
Across New Markets
PJ
Western
Website
IOS &
Android Apps
Business
Intelligence
Quality
Control AI
Supply Chain
Infrastructure
Franchisee
Portal
PAPA JOHN'S
Proprietary IT Assets
Proprietary customer-facing IT assets including: website, mobile app, & courier app
Patent-pending AI quality
Supply Chain & Logistics Network
Contiguous logistic coverage spanning 7,500km²
Dough production facilities
Control of quality
Franchise Development Platform
Unified asset library
Royalty stream
Marketing revenue stream
Rent revenue stream

control system
- Business control through business intel platforms
- Revenue and margin control
- 10-50% gross margin


CUTTING EDGE
DELIVERY BOT TECH

The Yandex Rover Delivery bot autonomously navigates sidewalks and footpaths in any weather, bringing with it up to five large, steaming pizzas with accompanying drinks at the speed of a regular pedestrian. Optimizing the bottom line with safe, efficient, and affordable delivery to all.


Yandex.Rover Delivery bot
PJ realized Rover deliveries in 2021
The Rover is a delivery robot that uses Yandex's unmanned technologies to autonomously navigate sidewalks and footpaths.
Accommodates:
Large pizza (40 cm) x 5 items
4,5 liters of water bottles
Rover abilities:
Perform last-mile deliveries on pre-mapped area
Operate during daylight, night, average snow and rain
Navigate autonomously between pick up and drop off points
Use regulated and unregulated crosswalks
Accept the following commands via API / web interface:
Go from current location to any other points within mapped area
Open / close trunk lid
Return to the point of origin or follow to another point
Operate autonomously without continuous remote supervision


MORE THAN PIZZA —
A FORCE FOR SOCIAL GOOD

Over the last decade, we've worked hard to deliver much more than pizza. We've built more than 10 basketball courts for underserved kids, and, as a predominantly female-led company, we're building a more progressive Eastern Europe. Our commitment to the environment includes our program to save endangered species and a delivery system built on electric delivery cars, bikes, and our own two feet


Mentoring kids in orphanages throughout Russia
Providing financial assistance to help save endangered species
Built 10+ basketball courts across Russia for children who don't have access to athletics
Reducing carbon footprint with electric delivery cars, bicycles, and new bots
Employing 4,000+ people, and providing a living for thousands of families


WHY INVEST NOW?

We have the potential to fill the fast-growing need in these regions for high-quality food delivered efficiently, affordably, and sustainably. Our growth will skyrocket as we build several thousand new restaurants and kitchens, expanding

skyrocket as we build several thousand new restaurants and kitchens, expanding our brand dominance and supply chain. We want you onboard when we scale to this level.


Projected Growth – 2021 to 2029*
12 years of consistent year on year revenue growth (RUR)
Papa John's Interational Franchise of the Year
2014 & 2017
Projected Growth
Historical System Sales (million on RUR)
2021
2022
2023
2024
2025
2026
2027
2028
2029
*Forward-looking projections cannot be guaranteed


INVEST NOW
PJ WESTERN
RETAIL INVESTMENTS

Certain information set forth in this presentation, information package, & video contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the company's business, projects, and joint ventures; (iv) execution of the company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the company's projects; (vi) completion of the company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained in this presentation are based upon what management of the company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The viewer is cautioned not to place undue reliance on forward-looking statements.

Downloads

PJ WESTERN 009 Final .pdf